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December 16, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:          Nordic American Offshore Ltd.
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
File No. 001-136484

Dear Ms. Raminpour,

On behalf of Nordic American Offshore Ltd. (the "Company"), we submit this response to your letter dated December 13, 2016 (the "Third Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided additional comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and the Company's Report on Form 6-K for the nine months ended September 30, 2016.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Third Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Item 5. Operating and Financial review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

Impairment of Long-Lived Assets, page F-9

1.
We note your response to prior comment 1. In looking at the Clarkson source you referenced in your response letter dated December 5, 2016, please provide additional information with respect to the following:

•
While the data for PSV rates for the North Sea in the Clarkson report are for a 15 year period, it does not appear that there is any basis for a 15 year cyclicality (as opposed to another period such as 10 years). Furthermore, the most recent five years appear to form a plateau where the rates are lower than previous historical averages. In this regard, please cite any factual evidence or industry reports that support any expectations that rates will return to historical averages. Also, tell us if management's expectations for rates in the short term differ significantly from the average market rates used in your analysis.

The Company acknowledges the uncertainties in long-term projections of cash flows when making its estimates. The Company has elected to use a 15 year average as this captures the volatility and cyclicality in the market, albeit the market does not move in steady 15 year cycles. The Company believes that using a fifteen year average provides the best set of data as it captures high, low and average markets with less emphasis put on shorter term volatility.

The Company is not aware of any external parties providing guidance for such long time periods, and available reports are limited to making projections on the next few years. As such, using historical averages is considered the best objective input when making long term projections considering both the short and long term expected future rates.

As described in the Company's response letter to the Staff dated November 16, 2016, the Company is using an average of the last three years when making projections for the next two years. The Company considers this to be a better estimate than using a fifteen year average and available short term projections by external parties.

In the short term, market rates are expected to be lower than the rates used in the analysis. It is management's opinion that using short term rates for a long term projection is less reasonable due to the volatility in the market.

•
With respect to the market rates cited in your response letter dated November 16, 2016, please explain why you chose a five year average and why the five year average runs from 2009-2013 instead of 2011-2015. As part of your response, please tell us whether resultant market average rates would be lower had you used a longer period or the most recent five year period of 2011-2015.

The Company advises the Staff that it included the rates for comparative purposes for the reader and that the Company will replace the 2009-2013 average with the most recent five and ten year period in future filings.

Had the Company used a longer time period, the presented rates would have been higher as this would have captured the 2005-2008 markets where rates were high. Using the most recent five year period of 2011 to 2015 would have given 17,548.

•
Please clarify for us if for future periods currently under a charter contract, you use the negotiated lease rate in your analysis, or if you use the average market rates included in your prior response for all future periods regardless of current contracts.

The Company advises the Staff that for vessels under charter contracts at the time of the analysis, the Company is using the actual rate in the analysis for the duration of contract in question.

•
Furthermore, in your letter dated November 16, 2016, you indicate that all market and utilization rates are benchmarked to actual results and in the event actual rates are lower than market rates, the company accordingly reduces the historical average. Please elaborate on your methodology and how historical reduced rates would impact the analysis in the event market rates were lower in connection with point 2 above.

The Company collects data on utilization and rates for the market in which it operates on a quarterly basis and compares this data to actuals achieved by the Company. This is done on a trailing average since inception basis, and if the Company is not able to achieve market rates or utilization, the input is adjusted accordingly. For example, if the Company is only able to achieve 98% of the market rates on a historically average basis the market rates in the input are adjusted down by 2%.

The Company advises the staff that it will emphasize the fact that it uses the lower of actual and market rates in its impairment analysis in its disclosures in future filings.

•	Please provide us with the utilization rates used in your impairment analysis and how they compare to actual utilization rates for 2015 and 2016.

Please see the table below.

Year	Utilization rates used in impairment analysis for the first two years	Actual utilization rate NAO
2015	76%	84%
2016	74%	70%

Form 6-K furnished on November 15, 2016

2.
We note your response to comment 3 and reissue the comment. Please revise the title of this non-GAAP measure so it is not confused with the GAAP measure cash flows from operating activities. Also, please explain to us why you believe it is appropriate to refer to this measure as cash flows as it appears to represent your earnings/loss prior to depreciation and non-cash administration charges.

The Company confirms that in future filings with the Commission it will revise the title of the non-GAAP measure "Operating Cash Flow" to "Free Cash Flow".

The Company believes referring to this measure as cash flow is appropriate as it addresses the operating items in the profit and loss statement which generate cash into, and out from, the Company.

*****
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Effie Simpson Division of Corporation Finance Securities and Exchange Commission Herbjørn Hansson Chairman Nordic American Offshore Ltd.